Exhibit 99.2

1 1 S t r a t asy s Q3 2020 Financial Results Conference Call November 12, 2020 Stratasys

Q3 2020 Conference call & webcast details Speakers • Yoav Zeif – CEO • Lilach Payorski – CFO • Yonah Lloyd – VP Investor Relations Live webcast and replay: https://78449.themediaframe.com/dataconf/productusers/s sys/mediaframe/41658/indexl.html Live dial - in information US Toll - Free dial - in: 1 - 877 - 407 - 0619 International dial - in: +1 - 412 - 902 - 1012

Fo r w ard - lo o k in g statements The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance (or withdrawal of guidance) concerning its expected results for 2020 , are forward - looking statements reflecting management's current expectations and beliefs . These forward - looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change . Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to : the degree of our success at introducing new or improved products and solutions that gain market share ; the degree of growth of the 3 D printing market generally ; the duration of the global COVID - 19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers ; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower - margin products or services ; the impact of competition and new technologies ; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets ; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services ; potential changes in our management and board of directors ; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business) ; costs and potential liability relating to litigation and regulatory proceedings ; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us ; the extent of our success at maintaining our liquidity and financing our operations and capital needs ; the impact of tax regulations on our results of operations and financial condition ; and those additional factors referred to in Item 3 . D “Key Information - Risk Factors”, Item 4 , “Information on the Company”, Item 5 , “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20 - F for the year ended December 31 , 2019 (the “ 2019 Annual Report ”), which we filed with the Securities and Exchange Commission (the “ SEC ”) on February 26 , 2020 . Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6 - K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended September 30 , 2020 , which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects . Any guidance provided, and other forward - looking statements made in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law . 3 Stratasys

Use of non - GAAP financial information The non - GAAP data that appears below, which excludes certain items as described below, constitutes non - GAAP financial measures . Our management believes that these non - GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and reorganization - related charges or gains, and (ii) excluding non - cash items such as stock - based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of goodwill and long - lived assets, and the corresponding tax effect of those items . These non - GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non - recurring impact on the statement of operations, as assessed by management . These non - GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes . The limitations of using these non - GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry . Investors and other readers should consider non - GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP . Reconciliation between results on a GAAP and non - GAAP basis is provided on slide 18 . 4 Stratasys

Yoav Zeif CEO Opening Remarks: Sequential improvement in top and bottom line. Our polymer leadership strategy is on track. Make it Better. Make it with Stratasys .

Stratsys Laser - focused on executing polymer 3D printing leadership strategy deliver innovation empower management streamline organization leverage go - to - market

Refreshed team with deep, global experience in public companies 7 Stratasys Nava Kazaz CPO New Yossi Azarzar COO New Guy Menchik CTO Promoted internally Yoav Zeif CEO New

Technology roadmap: PBF, VAT, FDM and PolyJet innovations Delivering end - to - end digital manufacturing for Industry 4.0 • PBF coming • FDM upgrades • PolyJet upgrades • VAT expansion • Digital / Fast / Robust / Connected Full suite of connected industrial polymer solutions 8 Stratasys

Polymer MFG leadership strategy in action: 9 Stratasys Boeing Qualifies New Stratasys Material for 3D Printed Flight Parts Medal - Winning Performance at U.S. Air Force Additive Manufacturing Olympics

Lilach Pay o r sk i CFO Financial Update Make it Better. Make it with Stratasys . 8.8% sequential revenue growth Strong balance sheet / No debt

Financial Results $ in millions unless noted otherwise All numbers and percentages rounded 11 Stratasys

Revenue 8.8% sequential growth $ in millions unless noted otherwise All numbers and percentages rounded Revenue Growth – Q3 ’20 Revenue Y/Y Product - 21.4% System - 20.8% Consumables - 22.0% Service - 13.2% Customer Support - 1.6% 12 Stratasys 106 .3 109 .0 83 .2 73 .9 83 .6 51 .1 51 .2 49 .7 43 .7 44 .3 Q3' 19 Q2' 20 Q3' 20 Quarterly trend Q4' 19 S e r vice Q1' 20 P ro d uct 157 .5 160 .2 132 .9 117 .6 127 .9 Currently expecting quarterly sequential revenue growth of 5% - 7% +8.8%

Gross Margins Sequential improvement – higher consumables in the mix All percentages rounded GAAP 52.4% 52.4% 48.4% 45 . 4% 46.8% 62 . 3% 61 . 6% 57 . 9% 52. 9% 54 . 9% 31 . 7% 32 . 9% 32 . 4% 32. 7% 31 . 3 % Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Non - GAAP 49.2% 49.1% 45.0% 37.2% 58 . 3% 57 . 0% 52 . 8% 45 . 9% 43. 3% 30 . 1% 32 . 3% 32 . 1% 22 . 5% 38.9% 30.6% Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Total Gross Margin Product Gross Margin Service Gross Margin 13 Stratasys

Q3 '19 Q3 '20 GAAP Operating Expenses * 454.1 Q3 '19 Q3 '20 Non - GAAP Operating Expenses 74.4 60.8 Operating Expenses 18.3% YoY non - GAAP OpEx reduction - 18.3% 444.7% 14 Stratasys *Mainly due to goodwill impairment of $386.2 $ in millions unless noted otherwise All numbers and percentages rounded 83.4

Balance sheet summary and cash flow from operations $2.6m cash from operations, healthy balance sheet, no debt 2.6 (8.6) Q3' 19 Q3' 20 Cash Flow From Operating Activities 15 Stratasys $ in millions unless noted otherwise All numbers and percentages rounded

CEO summary We have a clear strategy — with next - gen technology innovation at its heart — to lead in polymer additive manufacturing 16 Stratasys

Thank You: Q & A 17 Stratasys

GAAP to Non - GAAP Reconciliation Results of operations Stratasys Ltd $ in thousands unless noted otherwise 18 Stratasys Three Months Ended September 30, 2020 GAAP Adjustments Non - GAAP Three Months Ended September 30, 2019 GAAP Adjustments Non - GAAP Gross Profit (1) $49,769 $10 , 03 6 $59,805 $77,409 $5,087 $82,496 Operating income (Loss) (1,2) (404,290) 403 , 26 8 (1,022) (5,952) 14,055 8,103 Net income (Loss) attributable to Stratasys Ltd. (1,2,3) (405,062) 402 , 05 0 (3,012) (6,941) 13,275 6,334 Net income (Loss) per diluted share attributable to Stratasys Ltd. (4) ($7.35) $7.30 ($0.05) ($0.13) $0.25 $0.12 (1) Acquired intangible assets amortization expense 4,065 3,916 Non - cash stock - based compensation expense 524 475 Restructuring and other related costs 191 696 Impairment charges of intangible assets 5,256 - 10 , 03 6 5,087 (2) Acquired intangible assets amortization expense 2,162 2,016 Non - cash stock - based compensation expense 4,352 4,960 Goodwill impairment 386 , 15 4 - Restructuring and other related costs 34 1,992 Other expenses 530 - 393 , 23 2 8,968 403 , 26 8 14,055 (3) Corresponding tax effect ( 1 , 296 ) (780) Equity method related amortization, divestments and impairments 78 - $402 , 05 0 $13,275 (4) Weighted average number of ordinary 55,086 55,086 54,394 54,940 shares outstanding – Diluted